EXHIBIT 35.1

SERVICER’S CERTIFICATE OF COMPLIANCE

Re: Assessment of compliance for services provided pursuant to the Master Sale and Servicing Agreement, dated February 27, 2007, the Series Supplement, dated October 3, 2012, the US$ Note Trust Deed, dated October 8, 2012, and other transaction documents relating to SMART ABS Series 2012-4US Trust (collectively, the “Agreements”).

The undersigned hereby certifies that:

1.	I, Karleen Munns, am a Director of Macquarie Leasing Pty Limited (the “Servicer”).

2.	A review of the Servicer’s activities during the period from April 1, 2014 through March 31, 2015 (the “Reporting Period”), and of its performance under each of the Agreements has been made under my supervision.

3.	To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under each of the Agreements in all material respects throughout the Reporting Period.

Date: 24 June 2015

/s/ Karleen Munns
Karleen Munns
Director

Macquarie Leasing Pty Limited